

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2024

Klaus Roewe
Chief Executive Officer
Lilium N.V.
Claude Dornier Straße
1 Bldg. 335, 82234
Wessling, Germany

>   **Re: Lilium N.V.**
>   **Registration Statement on Form F-3**
>   **Filed on May 3, 2024**
>   **File No. 333-279113**

Dear Klaus Roewe:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Bradley Ecker at 202-551-4985 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing